June 1, 2012

VIA EDGAR

Ms. Karen L. Rossotto

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on the Preliminary Information Statement
Filed on Schedule 14C
GuideStone Funds (File Nos. 333-53432 and 811-10263)

Dear Ms. Rossotto:

The following are responses to the comments that we received from you by telephone on March 16, 2012 regarding the preliminary information statement for GuideStone Funds (“Trust” or “Registrant”) that was filed on Schedule 14C (the “Information Statement”) with the Securities and Exchange Commission (“SEC”) on March 6, 2012 (accession number 0001193125-12-098876) regarding the addition of a new sub-adviser, Barrow, Hanley, Mewhinney & Strauss, LLC (“Barrow Hanley”) for the International Equity Fund, a series of the Registrant (the “Fund”). Your comments, and the Registrant’s responses, are set forth below. Defined terms used below have the same meanings as in the Information Statement. As we discussed with you, the following comments do not require any changes to the Registrant’s definitive information statement.

1.	Please discuss supplementally whether the Registrant’s exemptive order dated December 17, 2002, which provides exemptive relief from certain provisions of Section 15(a) of the Investment Company Act of 1940 (the “Order”), contemplates that GuideStone Financial Resources, the parent company of the Registrant’s Adviser, will control at least 60% of the outstanding voting shares of the Fund, and will use that voting authority to vote in favor of the addition of sub-advisers previously approved by the Trust’s board of trustees, as discussed on the first page of the Information Statement.

As we discussed on the telephone, the Order does contemplate that GuideStone Financial Resources of the Southern Baptist Convention (formerly known as the Annuity Board of the Southern Baptist Convention) (“GuideStone Financial Resources”), an affiliate of the

Securities and Exchange Commission

June 1, 2012

Trust, will control at least 60% of the Funds outstanding voting shares, and will use that voting authority to vote in favor of the addition of sub-advisers that have been approved by a Fund’s board of trustees. GuideStone Financial Resources is required to maintain this minimum level of voting control under the terms of the Registrant’s Trust Instrument, and this level of voting authority is disclosed in the Information Statement, as well as in the Registrant’s prospectus. This level of control was also explicitly disclosed in the exemptive application that led to the issuance of the Order:

The Trust Instrument of the Trust provides that the Trustees shall have the right to refuse to accept investments in any Fund at any time without any cause or reason therefor whatsoever. The Trustees shall refuse to accept any investments in any Fund, if, after such investment, the Annuity Board would not hold with the authority to vote, or indirectly control the vote of, at least 60% of any Fund’s shares. The Annuity Board expects to control the vote of at least this percentage by virtue of its legal ownership of shares on behalf of various employee benefit plans that it sponsors, maintains and/or administers, as well as assets it holds directly.1

The related exemptive order indicates that the application was granted “on the basis of information set forth in the application ….”2 Neither the application, nor the summary notice of the application, imposes any limits on the ability of GuideStone Financial Resources to vote the shares for which it has voting authority. Therefore, the Registrant believes the application, and consequently the Order, contemplates that GuideStone Financial Resources will control at least 60% of the outstanding voting shares of the Trust, and will use that voting authority to vote in favor of the addition of sub-advisers previously approved by the Trust’s board of trustees, as discussed on the first page of the Information Statement.

2.	Please discuss supplementally why the prior performance information related to Barrow Hanley’s other similarly managed accounts is included on page 4 of the Information Statement.

As we discussed, we believe that this information is required by the line-item requirements of Schedule 14C under the Securities Exchange Act of 1934 (“Exchange Act”). Item 1 of Schedule 14C states that all of the information called for by Schedule

1	In the Matter of: AB Funds Trust and SBC Financial Services, Inc., Restatement and Amendment No. 1 to Application for an Order of Exemption, SEC File No. 812-12562 (November 8, 2002) at p. 5; In the Matter of: AB Funds Trust and SBC Financial Services, Inc., IC Rel. No. 25848 (Dec. 17, 2002) (order) and IC Rel. No. 25805 (Nov. 19, 2002) (notice).
2	In the Matter of: AB Funds Trust and SBC Financial Services, Inc., IC Rel. No. 25848 (Dec. 17, 2002).

Securities and Exchange Commission

June 1, 2012

14A of the Exchange Act must be included in an information statement, if applicable. The purpose of the Information Statement is to add Barrow Hanley as a new sub-adviser pursuant to a new sub-advisory agreement. Therefore, the information required by Item 22(c) of Schedule 14A, “Approval of Investment Advisory Contract,” must be included in the Information Statement. Item 22(c)(11)(i) of Schedule 14A requires disclosure of the factors related to the Registrant’s board of trustees’ selection of Barrow Hanley as a sub-adviser, including, “the investment performance of the Fund and the investment adviser ….” (emphasis added). Accordingly, the Registrant has included the performance information on page 4 of the Information Statement pursuant to Item 22(c)(11)(i) of Schedule 14A, as required by Item 1 of Schedule 14C.

The Registrant is mindful of the staff’s apparent concerns regarding related performance presentations, and notes that the disclosure was carefully tailored to balance the mandates of the line-item requirements of Schedules 14C and 14A with the need to ensure that there is no investor confusion regarding the prior performance of the sub-adviser.

3.	Please discuss supplementally whether the new sub-adviser being added for the Fund is affiliated with the Adviser.

As we discussed on the telephone, and as disclosed in the Information Statement, the Registrant confirms supplementally that Barrow Hanley is not affiliated with the Registrant’s Adviser.

4.	Please discuss supplementally whether the investment advisory fees of GuideStone Capital Management, which serves as the Fund’s investment adviser, are being increased as a result of adding Barrow Hanley as a new sub-adviser, and whether the increased fees will inure to the benefit of GuideStone Capital Management.

As we discussed on the telephone, the Registrant confirms supplementally that the addition of Barrow Hanley as a sub-adviser to the Fund will not cause an increase in the fees paid to GuideStone Capital Management. The Fund pays all of its sub-advisers directly, and the sub-advisers are paid separately from GuideStone Capital Management. As a result, GuideStone Capital Management’s fee will remain static, and will not be affected by the addition of Barrow Hanley. The fee increase related to the hiring of Barrow Hanley is not expected to benefit GuideStone Capital Management, although it is possible that this increase might cause the amount that GuideStone Capital Management expends as part if its fee waiver and expense reimbursement to increase.

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Securities and Exchange Commission

June 1, 2012

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Funds;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9220.

Sincerely,

/s/ Eric S. Purple

Eric S. Purple

cc:	Melanie Childers
GuideStone Capital Management

Donald Smith
K&L Gates LLP